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MARKS PANETH

ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Haitong International Securities (USA) Inc.
New York, New York

We have reviewed management's statements, included in the accompanying Management`s Exemption Report pursuant to Rule 17a-5, 17 C.F.R. §240. 17a-5 under the Securities Exchange Act of 1934, in which (1) Haitong International (USA) Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Haitong International (USA) Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) and (2)(ii) (exemption provisions) and (2) Haitong International (USA) Inc. stated that Haitong International (USA) Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Haitong International (USA) Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Haitong International (USA) Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marks Paneth LLP

New York, New York
March 2, 2020

Morison KSi
Independent member